

Mail Stop 3561

January 25, 2017

Brian Hall
Chief Financial Officer
LCI Industries
3501 County Road 6 East
Elkhart, Indiana 46514

> **Re:** **LCI Industries**
> **Form 8-K furnished November 18, 2016**
> **File No. 001-13646**

Dear Mr. Hall:

We have reviewed your January 17, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished November 18, 2016

1. We note from the 8-K that your CFO, Brian Hall, is stated to be a Certified Public Accountant. However, we note from the website www.CPAverify.com that Mr. Hall is no longer licensed as a CPA. In this regard, please advise us of the status of Mr. Hall's CPA licensure or alternatively, please revise the Form 8-K to correct this error.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure